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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:    PAFM - Nicholas-Applegate/NFJ Convertible & Income Fund

Address of Principal Business Office:
         c/o PIMCO Advisors Fund Management LLC
         1345 Avenue of the Americas
         New York, New York 10105

Telephone Number:  (212) 739-3369

Name and address of agent for service of process:
         Newton B. Schott, Jr.
         c/o PIMCO Advisors Distributors LLC
         2187 Atlantic Street
         Stamford, Connecticut 06902

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes [X]                   No [_]

                                   SIGNATURES

         A copy of the Agreement and Declaration of Trust of PAFM - Nicholas-Applegate/NFJ Convertible & Income Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

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         Pursuant to the requirements of the Investment Company Act of 1940, the
Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 23rd day of April, 2003.

                                            PAFM - Nicholas-Applegate/NFJ
                                            Convertible & Income Fund


Attest: /s/ Lawrence G. Altadonna           By: /s/ Brian S. Shlissel
       -------------------------------        ----------------------------------
       Name:  Lawrence G. Altadonna           Name:  Brian S. Shlissel
       Title: Treasurer                       Title: President and Sole Trustee

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